SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

April 25, 2013

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUARTERLY FINANCIAL REPORT — Q1 2013 AIXTRON 2013

KEY FINANCIALS in EUR million

	Q1/2013	Q1/2012	Q1-Q1	Q1/2013	Q4/2012	Q1-Q4
Revenues	40.2	42.0	-4%	40.2	77.5	-48%
Gross profit	-47.7	10.3	n/a	-47.7	17.7	n/a
Gross margin	n/a	25%	n/a	n/a	23%	n/a
Operating result (EBIT)	-76.3	-18.3	n/a	-76.3	-19.3	n/a
EBIT margin	n/a	n/a	n/a	n/a	n/a	n/a
Net result	-76.0	-12.3	n/a	-76.0	-43.2	-76%
Net result margin	n/a	n/a	n/a	n/a	n/a	n/a
Net result per share - basic (EUR)	-0.75	-0.12	n/a	-0.75	-0.43	-74%
Net result per share - diluted (EUR)	-0.75	-0.12	n/a	-0.75	-0.43	-74%
Free Cash Flow*	9.3	-5.6	n/a	9.3	1.8	n/a
Equipment order intake	29.9	31.5	-5%	29.9	35.5	-16%
Equipment order backlog (end of period)	78.4	136.2	-42%	78.4	79.4	-1%

* Operating CF + Investing CF + Changes in Cash Deposits

24-MONTH BUSINESS DEVELOPMENT in EUR million

EQUIPMENT (ONLY) ORDER INTAKE
222.2
51.5
29.3
31.5
30.0
34.5
35.5
29.9
EQUIPMENT (ONLY) ORDER BACKLOG
273.5
100
244.8
140.1
136.2
137.7*
109.8
79.4**
78.4
TOTAL REVENUES (INCL. EQUIPMENT, SERVICE, SPARE PARTS)
175.6
89.8
140.1
42
46.1
62.2
77.5
40.2
Q2/2011
Q3/2011
Q4/2011
Q1/2012
Q2/2012
Q3/2012
Q4/2012
Q1/2013

*) adjusted as of Sep. 15, 2012 **) revalued on Jan.1, 2013 at $1.30/€ to € 78.4 Mio.

USD order intake and backlog were recorded at the prevailing budget rate (2013: $1.30/€; 2012: $1.40/€; 2011: $1.35/€)
USD revenues were converted at the actual period average FX rate (Q1/2013: $1.33/€; 2012: $1.31/€; 2011: $1.40/€)

KEY SHARE DATA

	Q1/2013		Q4/2012		Q1/2012	
Germany in EUR, NASDAQ in USD	Shares	ADS	Shares	ADS	Shares	ADS
Closing Price (end of period)	11.31	14.67	8.88	11.95	13.06	17.33
Period High Price	11.57	14.95	10.40	13.40	14.50	19.15
Period Low Price	9.10	11.57	8.71	11.42	10.28	13.56
Number of shares issued (end of period)	102,079,812		101,975,023		101,883,823	
Market capitalization (end of period), million EUR, million USD	1,154.5	1,497.5	1,116.6	1,218.6	1,330.6	1,765.6

AIXTRON 2013

INTERIM MANAGEMENT REPORT	p. 02
BUSINESS ACTIVITY	p. 03
IMPORTANT FACTORS OF THE REPORTING PERIOD	p. 04
BUSINESS PERFORMANCE AND KEY DEVELOPMENTS	p. 06
RESULTS OF OPERATIONS	p. 08
DEVELOPMENT OF REVENUES	p. 08
DEVELOPMENT OF RESULTS	p. 09
DEVELOPMENT OF ORDERS	p. 12
FINANCIAL POSITION AND NET ASSETS	p. 13
OPPORTUNITIES AND RISKS	p. 14
OUTLOOK	p. 16

INTERIM FINANCIAL STATEMENTS	p. 17
CONSOLIDATED INCOME STATEMENT	p. 17
CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME	p. 18
CONSOLIDATED STATEMENT OF FINANCIAL POSITION	p. 19
CONSOLIDATED STATEMENT OF CASH FLOWS	p. 20
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	p. 21

ADDITIONAL DISCLOSURES	p. 22
ACCOUNTING POLICIES	p. 22
SEGMENT REPORTING	p. 23
STOCK OPTION PLANS	p. 24
EMPLOYEES	p. 25
MANAGEMENT	p. 26
RELATED PARTY TRANSACTIONS	p. 26
POST-BALANCE SHEET DATE EVENTS	p. 26

RESPONSIBILITY STATEMENT	p. 27

INTERIM MANAGEMNET REPORT

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate” and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semiconductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the Executive Board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

This financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report. Due to rounding, numbers presented throughout this report may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason.

BUSINESS ACTIVITY

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and optoelectronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, and a range of other applications.

The Company markets and sells its products worldwide, principally through its own direct sales organization, but also through appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for the deposition of semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies its customers with both production-scale material deposition systems and small scale systems for Research & Development (“R&D”) or small scale production.

Demand for AIXTRON’s products is driven by the sustained miniaturization, increased processing speed, improved efficiency, and reduced cost of ownership demands for current and emerging microelectronic and optoelectronic components. The ability of AIXTRON’s products to precisely deposit thin film materials and the ability to control critical surface dimensions in these components, enables manufacturers to improve performance, yield and quality in the fabrication process of advanced microelectronic and optoelectronic devices.

AIXTRON’s product range includes systems capable of depositing material films on a diverse range of different substrate sizes and materials. The deposition process technologies include Metal-Organic Chemical Vapor Deposition (“MOCVD “) for the deposition of compound materials as well as thin film deposition of organic materials on up to Gen. 3.5 substrates. These include Polymer Vapor Phase Deposition (PVPD®), Organic Vapor Phase Deposition (“OVPD®”) or large area deposition for Organic Light Emitting Diodes (“OLED”) applications. Plasma Enhanced Chemical Vapor Phase Deposition (“PECVD”) is being employed for the deposition of complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene). For Silicon Semiconductor applications, AIXTRON systems are capable of depositing material films on wafers of up to 300mm in diameter, by employing technologies such as: Chemical Vapor Deposition (“CVD”), Atomic Vapor Deposition (“AVD”®) and Atomic Layer Deposition (“ALD”).

AIXTRON is committed to investing continuously in respective research and development projects to not only further the Company’s leading technology position in MOCVD equipment but also to penetrate growth markets for power management, organic semiconductors and next generation memory applications.

IMPORTANT FACTORS OF THE REPORTING PERIOD

MACROECONOMIC AND INDUSTRY DEVELOPMENTS

According to the World Bank (Global Economic Prospects, January 2013), the weak developments already seen at the end of 2012 persisted at the beginning of the first quarter of 2013. Problems pointed to by experts relate above all to the ongoing weakness of the Euro area and the implications of the US budget cuts triggered in March. To account for these factors, the World Bank lowered its global growth forecast for 2013 to 3.3% (2012: 3.2%), having previously predicted a growth of 3.5%. Large industrialized economies (including the Euro area, the USA, and Japan) are forecast to match the previous year’s level of growth (1.2%), while momentum in emerging and developing economies, especially in Asia, is expected to pick up slightly (5.3%, up from 5.1% in 2012).

Based on analysts’ latest estimates, the US economy grew at an annualized rate of around 3.5% in the first quarter. China has reported a year-on-year growth of 7.7% over the same period, while growth in the Euro area stagnated.

The US dollar exchange rate reflected the effects of the US government debt problem at the beginning of the year (“fiscal cliff”). As the first quarter continued, however, the EUR/USD exchange rate was increasingly determined by the situation in Cyprus. As a result, the US dollar managed to recover to USD/EUR 1.282 as of March 31, 2013, up 3% on the rate at December 31, 2012 (1.319 USD/EUR).

The average exchange rate of USD/EUR 1.33 used by AIXTRON to translate income and expenses denominated in US dollars in the first quarter of 2013 was more or less comparable with the rate of USD/EUR 1.31 in Q1/2012. Year-on-year, the exchange rate did not have any material implications on revenues and earnings. Compared with the average internal currency translation rate used in the previous quarter (USD/EUR 1.29), the US dollar slipped by 3% in Q1/2013.

INDUSTRY DEVELOPMENTS

According to the independent market research institute Gartner Dataquest (March 2013), the outlook for investments in so-called semiconductor wafer fab equipment improved slightly in the first quarter of 2013, but is nevertheless expected to remain subdued in the near term.

Despite further increases in capacity utilization rates at leading Taiwanese and Korean LED manufacturers, demand for new MOCVD production equipment also remained low in Q1/2013. Some financial analysts believe that investment demand might rise in the second half of the year if capacity utilization rates remain persistently high. This expectation is backed up in particular by the ongoing decline in LED lighting prices, a factor that makes greater market penetration for additional LED-lighting applications more achievable.

BUSINESS PERFORMANCE AND KEY DEVELOPMENTS

As a result of the still subdued demand for semiconductor deposition equipment AIXTRON’s order intake remained on a relatively low level. Order intake in Q1/2013 amounted to EUR 29.9m, 5% down on the previous year (Q1/2012: EUR 31.5m), and 16% less than in the previous quarter (Q4/2012: EUR 35.5m). Though there have been further signs of improved capacity utilization rates, for example at leading Taiwanese and Korean LED chip manufacturers, these have not yet translated into any corresponding noticeable new investments in production equipment, such as that offered by AIXTRON. The Company is currently experiencing an increase in customer inquiries, however, order development in 2013 remains difficult to forecast.

The market situation outlined above is also reflected in the development of Q1/2013 revenues. Compared to the previous year, Q1 revenues were down 4% to EUR 40.2m (Q1/2012: EUR 42.0m). Compared with Q4/2012 (EUR 77.5m), revenues dropped by 48%.

In the context of the ongoing uncertainty in demand and taking account of our technological progress, Management executed a further review of all inventories and, consequently, decided on additional write-downs of approximately EUR 43.0m.

Moreover, Management has recorded restructuring expenses of EUR 6.1m in conjunction with staff reductions in Germany that were initiated in co-operation with our employee representatives. About half of these expenses are recorded in cost of sales and about half are reflected in operating costs. These short-term measures are part of an ongoing program for cost optimization and efficiency improvement, especially with regard to procurement processes and supply chain as well as product development. In addition, measures for product and cost optimization have been initiated together with our customers.

Gross profit amounted to EUR -47.7m in Q1/2013 and - mainly due to the aforementioned write-downs and restructuring expenses related to staff reductions - fell substantially short of the figures for the previous year (Q1/2012: EUR 10.3 million; Q4/2012: EUR 17.7 million).

Despite the restructuring expenses, selling, general and administration costs (SG&A) were reduced to EUR 12.3m in Q1/2013 (Q1/2012: EUR 12.4m; Q4/2012: EUR 14.8m).

Investments in research and development (“R&D”) remained stable in Q1/2013 compared to the previous year and activities on process efficiency increases have been initiated. R&D expenses in Q1/2013 amounted to EUR 16.6m, compared to EUR 16.4m in Q1/2012 and EUR 21.1m in Q4/2012. R&D capability remains a factor of key strategic significance at AIXTRON. This serves to further pursue the company’s technological leadership in MOCVD systems and to secure leading positions in other technologies of the future.

Three new publicly funded research projects were launched in Q1/2013. In all of these, AIXTRON acts as the industry partner responsible for deposition technology. In the “Graphene - FET Flagship” project, for example, a graphene deposition technology is being developed for numerous future applications, such as in wireless communications, display technology, sensors, and for energy saving. The “SMARTONICS” project targets the future market for organic electronics (e.g. for OLEDs, sensors). In the “MoWSeS” project, new 2D nanostructures/materials are being developed and could be put to future use in transistor technology.

Due to the special effects, EBIT fell year-on-year (Q1/2012: EUR -18.3m) and quarter-on-quarter (Q4/2012: EUR -19.3) to EUR -76.3m in Q1/2013.

Overall, the net result for Q1/2013 amounted to EUR -76.0m (Q1/2012: EUR -12.3m; Q4/2012: EUR -43.2m).

The Company’s cash flow developed positively in Q1/2013, with operating cash flow amounting to EUR 10.1m (Q1/2012: EUR -0.1m; Q4/2012: EUR 7.0m). This was largely due to new payments received from customers. In Q1/2013 free cash flow was EUR 9.3m (Q4/2012: EUR 1.8m; Q1/2012: EUR -5.6m).

AIXTRON reported cash and cash equivalents including cash deposits (bank deposits with a term of more than three months) of EUR 219.9m as of March 31, 2013 (EUR 209.5m as of Dec. 31, 2012), and continues to record no bank borrowings.

RESULTS OF OPERATIONS

DEVELOPMENT OF REVENUES

During the first three months of 2013, AIXTRON recorded total revenues of EUR 40.2m, a decrease of EUR 1.8m, or 4%, compared to the same period last year (Q1/2012: EUR 42.0m). The most significant factor in this development was the subdued demand for semiconductor deposition equipment. Compared to the previous quarter revenues decreased by 48%, from EUR 77.5m in Q4/2012.

Equipment revenues, excluding spares and service, were EUR 29.4m in Q1/2013 (Q1/2012: EUR 29.3m; Q4/2012: EUR 66.3m). This represents 73% of the total Q1/2013 revenues (Q1/2012: 70%; Q4/2012: 85%).

The deposition equipment bought by AIXTRON’s customers is predominantly used for the production of LEDs, which in turn are primarily employed as backlighting devices for LCD displays and more and more also in general lighting applications.

The next biggest end-markets in terms of revenues for AIXTRON equipment in the first quarter of 2013 were for the production of Power Electronic devices and DRAM memory chips.

The remaining revenues were generated by the sale of spares and service and were 27% of total revenues (Q4/2012: 15%; Q1/2012: 30%).

REVENUES BY EQUIPMENT/SPARES & SERVICE

88% of total revenues in the first three months of 2013 were generated by sales to customers in Asia. This is 12 percentage points higher than the 76% recorded in both Q4/2012 and Q1/2012. Meanwhile, 5% of revenues in Q1/2013 were generated in Europe (Q4/2012: 11%; Q1/2012: 8%) and the remaining 7% in the USA (Q4/2012: 13%; Q1/2012: 16%).

REVENUES BY REGION

DEVELOPMENT OF RESULTS

COST STRUCTURE

Cost of sales increased from EUR 31.7m in Q1/2012 (Q4/2012: EUR 59.8m) to EUR 87.9m in Q1/2013. This was primarily due to the write-downs of approximately EUR 43.0m mainly on inventories against the backdrop of ongoing uncertainty in demand and also taking account of technological progress. In addition, expenses for staff reductions of approximately EUR 3.0m had a negative effect on cost of sales.

Consequently, the Company’s gross profit decreased year-on-year and sequentially was reported at EUR -47.7m in Q1/2013 (Q4/2012: 17.7m; Q1/2012: 10.3m).

Operating costs which included staff reduction expenses of approximately EUR 3.0m, were flat year-on-year and decreased 23% sequentially to EUR 28.6m (Q1/2012: EUR 28.6m; Q4/2012: EUR 37.0).

The operating cost development was influenced by the following single factors:

Selling expenses increased year-on-year by 5% to EUR 6.9m (Q1/2012: EUR 6.6m). Selling expenses decreased quarter-on-quarter by 30% resulting from the 48% lower sequential sales. Selling expenses relative to revenues were up year-on-year by one percentage point to 17%, compared to the 16% figure in Q1/2012 and increased by four percentage points sequentially (Q4/2012: EUR 9.9m; 13%).

In Q1/2013, general and administration expenses declined by 7% year-on-year to EUR 5.4m (Q1/2012: EUR 5.8m). The development was mainly influenced by lower consultancy costs. Apart from restructuring expenses general administration expenses were similar to the previous quarter (Q4/2012: EUR 4.9m).

Research and development costs remained stable year-on-year from EUR 16.4m in Q1/2012 to EUR 16.6m in Q1/2013, reflecting AIXTRON’s continued high level of commitment to strategic investments in research and development, while emphasizing the focus on cost efficiency. R&D costs were reduced quarter-on-quarter by EUR 4.5m or 21% compared to EUR 21.1m in Q4/2012, mainly due to lower project related costs.

Net other operating income and expenses in the first three months of 2013 resulted in an income of EUR 0.3m compared to an income of EUR 0.2m in Q1/2012 and an expense of EUR 1.1m in Q4/2012.

In Q1/2013, a net currency expense of EUR 0.6m (Q4/2012: expense of EUR 0.7m; Q1/2012: income of EUR 26k) arose from currency transaction and translation differences.

EUR 0.8m of R&D grants, received in Q1/2013 (Q1/2012: EUR 0.6m; Q4/2012: EUR 0.2m), were recorded as ‘other operating income’.

The absolute operating result (EBIT) decreased in a year-on-year comparison by EUR 58.0m from EUR -18.3m in Q1/2012 to EUR -76.3m in Q1/2013. This development was mainly due to the further inventory write-down and the expenses related to staff reductions that were only partially offset by the cost savings. EBIT was down quarter-on-quarter at EUR 57.0m from EUR -19.3m in Q4/2012.

Result before taxes decreased year-on-year by EUR 58.9m from EUR -17.1m in Q1/2012 to EUR -76.0m in Q1/2013, including a net finance income of EUR 0.3m in Q1/2013 (Q4/2012: EUR 0.3m; Q1/2012: EUR 1.1m). This result before taxes also represents a sequential decrease of EUR 57.1m from the previous quarter (Q4/2012: EUR -18.9m).

In Q1/2013, AIXTRON recorded a tax credit of EUR 22k (Q4/2012: EUR 24.3m tax expense; Q1/2012: EUR 4.8m tax credit).

The net result for Ql/2013 was down by EUR 63.7m year-on-year and down by EUR 32.8m sequentially from EUR -12.3m in Ql/2012 (Q4/2012:EUR -43.2m) to EUR -76.0m.

DEVELOPMENT OF ORDERS

EQUIPMENT ORDERS

As a result of the lack of improvement in demand in Ql/2013 equipment order intake remained subdued at EUR 29.9m, down 5% year-on-year from EUR 31.5m in Ql/2012. Sequentially, the equipment order intake in Ql/2013 decreased by 16% compared to the EUR 35.5m recorded in Q4/2012. As a matter of internal policy, the 2013 order intake in US Dollars is recorded at the current 2013 budget exchange rate of 1.30 USD/EUR (2012:1.40 USD/EUR).

The total equipment order backlog of EUR 78.4m as at March 31, 2013 was 42% lower than the EUR 136.2m at the same point in time in 2012, and 6% lower than the 2013 opening backlog of EUR 83.8m revalued as of January 1, 2013, at the US-Dollar exchange rate of 1.30 USD/EUR valid at that time.

As a matter of strict internal policy, AIXTRON follows clear internal requirements before recording and reporting received equipment orders as order intake and order backlog. These requirements comprise all of the following minimum criteria:

1. The receipt of a firm written purchase order and

2. the receipt of the agreed deposit and

3. accessibility to the required shipping documentation and

4. a customer confirmed agreement on a system specific delivery date

In addition and reflecting current market conditions, even if an order does fulfill all of the above criteria, the Company’s Management reserves the right to assess whether the actual realization of each respective system order is sufficiently likely to occur in a timely manner according to Management’s opinion. When Management concludes, that there is an unacceptable degree of risk of not realizing revenue on any specific system, Management will, until that risk is considered acceptable, exclude the order, or a portion of the order, from the recorded order intake and order backlog figures, regardless of compliance with requirements of the points 1-4 above.

FINANCIAL POSITION AND NET ASSETS

The Company recorded no bank borrowings as of March 31, 2013 and December 31, 2012.

The equity ratio decreased to 78% as of March 31, 2013, compared to 84% as of December 31, 2012, principally due to the negative net result for the period.

The AIXTRON Group’s capital expenditures for the first three months of 2013 amounted to EUR 1.7m (Q4/2012: EUR 4.3m; Q1/2012: EUR 6.2m), of which EUR 1.6m (Q4/2012: EUR 4.2m; Ql/2012: EUR 6.0m) were related to property, plant and equipment (including testing and laboratory equipment).

Cash and cash equivalents (including cash deposits with a maturity of more than three months) increased to EUR 219.9m (EUR 113.5m + EUR 106.4m cash deposits) as of March 31, 2013 compared to EUR 209.5m (EUR 99.7m + EUR 109.8m cash deposits) as of December 31, 2012. The increase was mainly driven by payments received from customers.

The value of property, plant and equipment decreased to EUR 95.3m as of March 31, 2013 (EUR 97.6m as of December 31, 2012), principally due to investments being lower than depreciation.

The value of goodwill remained stable at EUR 64.0m as per March 31, 2013 with a minimal influence from currency translation adjustments compared to EUR 64.3m as per December 31, 2012. There were no additions or impairments in the first three months of 2013.

The value of other intangible assets decreased from EUR 4.2m as per December 31, 2012 to EUR 3.8m as per March 31, 2013. Differences arose mainly from amortization.

Inventories, including raw materials, unfinished and finished goods, decreased by 41% from EUR 126.0m as of December 31, 2012 to EUR 74.1m as of March 31, 2013. This is principally explained by shipments made out of inventory as well as the write-downs.

Advance payments from customers increased by EUR 8.8m to EUR 54.8m as of March 31, 2013 (EUR 46.0m as of December 31, 2012).

Trade receivables decreased from EUR 37.3m as of December 31, 2012 to EUR 26.5m as of March 31, 2013, reflecting the business volume in the first three months 2013.

On the liabilities side, other current provisions increased from EUR 28.2m as of December 31, 2012 to EUR 41,5m as of March 31, 2013. Additions to the provisions were made reflecting the reduced business volume, primarily in light of the staff reductions initiated in Germany.

OPPORTUNITIES AND RISKS

AIXTRON expects the following market trends and opportunities in the relevant end user markets to possibly have a positive effect on future business:

SHORT TERM (<2 YEARS)

•      Increasing adoption of LEDs for exterior, public infrastructure and commercial lighting.

•      Increasing adoption of LEDs for consumer and residential general lighting applications.

•      Increased usage of GaN based devices for energy efficient power electronics.

•      Development of next generation NAND, DRAM and PRAM memory devices.

•      Increased emergence of high volume Silicon Carbide (SiC) production applications and emerging hybrid and electrical automotive and photovoltaic transistor applications.

MID TERM (2-5 YEARS)

•      Further progress in research activities leading to technologies for OLED lighting and displays as well as organic material large area deposition.

•      Further progress in the development of GaN-on-Silicon based devices for energy efficient power electronics or LEDs.

•      Increased emergence and further development of plastic electronics / flexible organic TFT backplanes.

•      Increased development activity for specialized compound solar cell applications.

LONG TERM (>5 YEARS)

•      Progress in the convergence of compound semiconductor material applications as substituting materials in the silicon semiconductor industry.

•      Development of applications using Carbon Nanostructures (Carbon Nanotubes, Carbon Nanowires, Graphene).

•      Development of UV LED applications, e.g. for water purification.

AIXTRON is exposed to a series of risks which are described in detail in the “Risk Report” of the Annual Report 2012 and in the section “Risk Factors” in AIXTRON’s 2012 20-F Report, which has been filed with the U.S. Securities and Exchange Commission on February 28, 2013. Copies of the Company’s most recent Annual Report and the 20-F Report are both available on the Company’s website at www.aixtron.com (sections “Investors/Reports and Presentations” and “Investors/US-Listing”), the 20-F Report being additionally available on the SEC website at www.sec.gov.

During the first three months of 2013, AIXTRON Management was not aware of any significant additions or changes in the risks as described in the 2012 Annual Report/20-F Report referred to above. Inventory risks were reassessed at the end of Q1/2013, adjusted in the light of current conditions and recorded in the financial statements of Ql/2013.

OUTLOOK

Rising rates of capacity utilization at leading LED manufacturers give grounds to believe that the reduction in surplus capacities in the market for semiconductor deposition equipment is continuing. However, this development did not produce any growth in demand for new equipment in Ql/2013. Although AIXTRON is currently experiencing an increase in customer inquiries, order development in 2013 remains difficult to forecast with current information.

Given this ongoing low degree of visibility, the Executive Board is currently not able to issue any precise forecast for the company’s revenues and EBIT margin in the current financial year.

The positive medium to long-term prospects for the MOCVD, silicon, and organic deposition technologies offered by AIXTRON are not affected by this situation.

To improve profitability, measures on cost-cutting and efficiency enhancement in the fields of procurement, supply chain and development were initiated in Ql/2013. AIXTRON is also pressing ahead with customer- and product-specific measures to strengthen its market position.

The Executive Board still expects the company not to require any external financing by banks in the foreseeable future.

As of March 31, 2013, AIXTRON was also not party to any legally binding agreements concerning financial participations, company acquisitions or disposals of business units.

INTERIM FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT*

*unaudited

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME*

* unaudited

CONSOLIDATED STATEMENT OF FINANCIAL POSITION*

in EUR thousands	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Assets			
Property, plant and equipment	95,278	97,552	98,708
Goodwill	63,975	64,346	64,122
Other intangible assets	3,759	4,218	5,738
Other non-current assets	644	677	686
Deferred tax assets	4,921	5,388	31,106
Tax assets	236	236	291
Total non-current assets	**168,813**	**172,417**	**200,651**
Inventories	74,124	125,986	194,798
Trade receivables less allowance kEUR 1,784 (2012: kEUR 1,819; Q1 2012 kEUR 627)	26,478	37,291	38,201
Current tax assets	7,890	7,127	4,334
Other current assets	7,638	7,660	14,185
Other financial assets	106,424	109,756	103,000
Cash and cash equivalents	113,514	99,734	185,864
Total current assets	**336,068**	**387,554**	**540,382**
Total assets	**504,881**	**559,971**	**741,033**
Liabilities and shareholders' equity			
Subscribed capital Number of shares: 101,000,887 (2012: 100,896,098; Q1 2012 100,804,898)	101,001	100,896	100,805
Additional paid-in capital	280,003	278,952	276,442
Retained earnings	16,743	92,725	251,003
Income and expenses recognized in equity	-3,203	-2,553	-6,868
Total shareholders' equity	**394,544**	**470,020**	**621,382**
Other non-current liabilities	110	117	200
Other non-current accruals and provisions	1,466	1,206	0
Deferred tax liabilities	113	123	0
Total non-current liabilities	**1,689**	**1,446**	**200**
Trade payables	7,609	9,683	15,509
Advance payments from customers	54,805	45,969	64,589
Other current accruals and provisions	41,485	28,204	22,525
Other current liabilities	3,961	3,783	12,586
Current tax liabilities	689	770	4,147
Deferred revenues	99	96	95
Total current liabilities	**108,648**	**88,505**	**119,451**
Total liabilities	**110,337**	**89,951**	**119,651**
Total liabilities and shareholders' equity	**504,881**	**559,971**	**741,033**

* unaudited

CONSOLIDATED STATEMENT OF CASH FLOWS*

* unaudited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY*

* unaudited

ADDITIONAL DISCLOSURES

ACCOUNTING POLICIES

This consolidated interim financial report of AIXTRON SE has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2012.

The consolidated interim financial statements of AIXTRON SE include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale, California (USA); AIXTRON Ltd., Cambridge (United Kingdom); Nanoinstruments Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON China Ltd., Shanghai (China); AIXTRON KK, Tokyo (Japan); and AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan) and Genus Trust, Sunnyvale (USA). In comparison with December 31, 2012, there have been no changes to the consolidated group of companies.

SEGMENT REPORTING

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

GEOGRAPHICAL SEGMENTS

STOCK OPTION PLANS

In the first three months of 2013, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON common shares or AIXTRON American Depositary Shares (ADS). The status of these options developed as follows:

EMPLOYEES

The total number of employees decreased from 984 on March 31, 2012 to 918 persons on March 31, 2013.

EMPLOYEES BY REGION

EMPLOYEES BY FUNCTION

MANAGEMENT

As compared to December 31, 2012, there were the following changes to the composition of the Company’s Executive and Supervisory Boards as of March 31, 2013:

Paul Hyland, Chairman, President and Chief Executive Officer, resigned from his office as of February 28, 2013. Martin Goetzeler has joined the Company as Chairman, President and Chief Executive Officer on March 1, 2013 as Mr Hyland’s successor.

On January 30, 2013 Dr. Holger Jürgensen as well as Karl-Hermann Kuklies resigned from their offices. The Supervisory Board plenum consists of four persons until two new members will be elected. The Supervisory Board still constitutes a quorum. The Supervisory Board has proposed Dr. Andreas Biagosch and Dr. Martin Komischke for election at the Annual General Meeting on May 23, 2013, following the recommendation of the Nomination Committee.

RELATED PARTY TRANSACTIONS

Except for the changes to employment contracts caused by changes in the composition of the Management, AIXTRON did not conclude or carry out any material transactions with related parties.

POST-BALANCE SHEET DATE EVENTS

There were no known business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after March 31, 2013.

RESPONSIBILITY STATEMENT

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the three months ended March 31, 2013 give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

HERZOGENRATH, APRIL 2013

AIXTRON SE

EXECUTIVE BOARD

INFORMATION

CONTACT

AIXTRON SE
Guido Pickert / Director Investor Relations
Kaiserstr. 98
52134 Herzogenrath / Germany

Phone: +49 (241) 8909-444
Fax: +49 (241) 8909-445
E-mail: invest@aixtron.com
Internet: www.aixtron.com

In the U.S., please contact:
Andrea Su
Phone: +1 (408) 747 7140 ext. 1292
E-mail: invest@aixtron.com

FINANCIAL CALENDAR

May 23, 2013: Annual General Meeting
July 25, 2013: Q2/ 2013 Results
October 24, 2013: Q3/2013 Results

Publisher: AIXTRON SE, Herzogenrath
Conception and design: Strichpunkt GmbH, Stuttgart and Berlin / www.strichpunkt-design.de

AIXTRON SE
KAISERSTR. 98
52134 HERZOGENRATH/GERMANY
WWW.AIXTRON.COM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON SE

	By	/s/ Martin Goetzeler
	Name:	Martin Goetzeler
	Title:	President & CEO
Date: April 25, 2013

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Executive Vice President & CFO